Med-X, Inc.

8236 Remmet Avenue

Canoga Park, California 91304

telephone: (818) 349-2870

October 30, 2015

Via Edgar

Mail Stop 4546

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director

Re:	Med-X, Inc. – Request for Qualification Offering Statement on Form 1-A Filed August 27, 2015 File No. 024-10472

Dear Ms. Hayes:

We respectfully request that the above referenced Offering Statement on Form 1-A for Med-X, Inc., a Nevada corporation, be declared qualified by the Securities and Exchange Commission at 10:00 AM Eastern Time on Tuesday, November 3, 2015.

Very truly yours,

/s/ Matthew Mills
Matthew Mills, President
Med- X, Inc.